July 15, 2015

VIA EDGAR

Ms. Allison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ALPS Series Trust. (the “Registrant”), on behalf of its series, DDJ Opportunistic
High Yield Fund (the “Fund”)
Registration Nos. 811-22747 and 333-183945

Dear Ms. White:

On behalf of the Registrant, and in connection with the Fund, attached hereto is Post-Effective Amendment No. 47 (“PEA 47”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 47 under the Investment Company Act of 1940, as amended (the “1940 Act”).

PEA 47 is being filed to update and complete the Registrant’s disclosure in Post-Effective Amendment No. 45 (“PEA 45”) filed on May 1, 2015 on Form N-1A and (i) reflects changes to PEA 45 made in response to oral comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 22, 2015, (ii) includes certain other data that was not available at the time of the initial filing and certain other non-material changes, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 47.

I.	General

1.	Staff Comment: The Registrant is advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response: This comment has been complied with. Please see Exhibit A attached hereto.

1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303-892-9400 ▪ fax 303-893-1379 ▪ DGSLAW.COM

Ms. Allison White
July 15, 2015

2.	Staff Comment: When the ticker symbols for each class of the series are selected, please update the Prospectus and Statement of Additional Information (“SAI”) to include those symbols.

Registrant’s Response: This comment has been complied with.

II.	Prospectus

1.	Staff Comment: On page 4 of the Prospectus, in the “Principal Investment Strategies of the Fund” section, please briefly describe the “credit cycle.”

Registrant’s Response: The following disclosure has been added after the first sentence of the “Principal Investment Strategies of the Fund” section of the Prospectus to describe the “credit cycle”:

“The “credit cycle” is a cyclical event that generally occurs over a several year timeframe as access to credit increases or decreases for borrowers.”

2.	Staff Comment: Please revise the last sentence on page 4 and page 13 of the Prospectus to be written in plain English pursuant to Rule 421(d) of the 1933 Act.

Registrant’s Response: The disclosure in the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

“The Adviser believes that the flexibility to invest, sell, and reinvest throughout the capital structure of an issuer (and in particular, in both more senior bank loans and more junior high yield bonds) will enable the Adviser to tailor its investment approach to the specific credit-related circumstances of that issuer as they may change from time to time and thereby select the most attractive opportunities for the Fund.”

3.	Staff Comment: In the “Principal Investment Strategies of the Fund” section on page 4 of the Prospectus, please add a disclosure regarding any limitations on investing in below investment grade securities.

Registrant’s Response: The following disclosure has been added to the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus:

“The Fund does not have a percentage limitation on investing in securities that are rated below investment grade.”

4.	Staff Comment: We note that you disclose in the Prospectus that the Fund may invest in companies in default. Please add that disclosure to the “Principal Investment Strategies of the Fund” section as well.

Registrant’s Response: This comment has been complied with.

Ms. Allison White
July 15, 2015

5.	Staff Comment: On page 5 of the Prospectus, we note that you state “the Fund defines senior loans as securities for the purpose of this prospectus.” Please revise or clarify why senior loans would not otherwise be considered securities.

Registrant’s Response: The fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

“High yield fixed income securities include high yield corporate bonds (commonly known as “junk bonds”), senior loans, convertible bonds, preferred stock, and other types of debt instruments (including, without limitation, unregistered (Rule 144A) securities, floating and variable rate securities and other restricted fixed income securities to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”)).”

6.	Staff Comment: On page 5 of the Prospectus, please state whether the Fund includes floating or variable rate securities in its definition of high yield fixed income securities.

Registrant’s Response: The disclosure in the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised to include floating and variable rate securities in the Fund’s definition of high yield fixed income securities. See the revised disclosure included in the response to Question II.5 above.

7.	Staff Comment: Please add a disclosure to the “Principal Investment Strategies of the Fund” section on page 5 of the Prospectus regarding maturity or duration requirements of the Fund.

Registrant’s Response: The following disclosure has been added to the “Principal Investment Strategies of the Fund” section of the Prospectus:

“The Fund does not have any maturity or duration requirements. However, the Fund typically targets securities that, on average, have a shorter maturity and duration than the maturity and duration of broad-based high yield market indices generally.”

8.	Staff Comment: Please consider expanding your disclosure on “Debt Securities Risk” on page 6 of the Prospectus to include a discussion of fixed income market volatility related to the prospect of a tapering of the Federal Reserve Board’s quantitative easing program and a general rise in interest rates. Please see IM Guidance Update No. 2014-01 for more information.

Registrant’s Response: The following disclosure has been added to the “Debt Securities Risk” section of the Prospectus:

“Fixed income markets have recently experienced a period of relatively high volatility. If the Federal Reserve continues to taper or reverses its quantitative easing stimulus program and/or increases interest rates, fixed income markets could experience continuing high volatility, which could negatively impact the Fund’s performance.”

Ms. Allison White
July 15, 2015

9.	Staff Comment: On page 13 of the Prospectus, we note that you disclose that the equity and equity-linked assets will be considered “high yield fixed income securities” for purposes of the Fund’s requirement to invest at least 80% of its assets in in high yield fixed income securities. Please explain why this is consistent with Rule 35d-1.

Registrant’s Response: The disclosure on page 14 of the Prospectus has been revised as follows to remove equity-linked assets from being included in the Fund’s requirement to invest at least 80% of its assets in high yield fixed income securities:

“In addition, the Fund may also hold positions in equity or other assets (including convertible bonds) that the Fund receives as part of a unit of, or in connection with, a high yield security or otherwise as a result of reorganization, corporate action, or conversion. The Fund may hold those assets until such time as the Adviser believes that a disposition is most advantageous. The Fund may also make investments in equity securities, including common stocks. However, such assets, along with convertible bonds and preferred stock, will not be considered “high yield fixed income securities” for purposes of the Fund’s requirement to invest at least 80% of its net assets in high yield fixed income securities, described below.”

10.	Staff Comment: We note that you include “Portfolio Turnover Risk” as one of the Fund’s non-principal risks. If portfolio turnover is expected to be more than 100%, please include this as a principal risk of the Fund.

Registrant’s Response: The portfolio turnover of the Fund is not expected to exceed 100%.

11.	Staff Comment: We note that you include a disclosure regarding performance data on page 22 of the Prospectus. Please supplementally confirm that the Registrant has records to support the calculation of performance data.

Registrant’s Response: The Registrant confirms that it has the records to support the calculation of the performance data presented in the Prospectus.

12.	Staff Comment: We note that the disclosure on page 23 of the Prospectus states that the method of calculating performance data may differ from the Commission’s standard methodology. Please disclose how the method of calculation differs from the Commission’s, including disclosure regarding compliance with GIPS.

Registrant’s Response: The disclosure on page 25 of the Prospectus regarding the method of calculating performance has been revised as follows:

Ms. Allison White
July 15, 2015

“The performance of the Composite does not represent the historical performance of the Fund in this Prospectus and should not be considered indicative of future performance of the Fund. Results may differ from the Composite because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of positions taken in relation to account size and diversification of securities considerations, timing of purchases and sales, stability and frequency of cash inflows and outflows, and availability of cash for new investments, as well as potential implementation differences related to availability of certain investment opportunities (and, in particular for the Fund, the unavailability of Rule 144A securities until the Fund qualifies as a “qualified institutional buyer” pursuant to the requirements of Rule 144A promulgated by the SEC under the Securities Act of 1933, as amended). In addition, not all of the accounts included in the Composite are subject to certain investment limitations, diversification or other restrictions (including, without limitation, certain restrictions on investing in illiquid securities) that are imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have further adversely affected the performance results of the Composite.

Additionally, the following footnote was added to the performance table on page 24 of the Prospectus:

** The Adviser claims compliance with the Global Investment Performance Standards (GIPS®). The Adviser has been independently verified for the periods March 1, 1996 to December 31, 2014. The Adviser is an investment adviser, registered with the Securities and Exchange Commission, which specializes in high yield securities and special situations investing. To receive a complete list and description of the Adviser’s composites and/or a presentation that adheres to the GIPS® standards, please call 1-781-283-8564. Returns are calculated in U.S. dollars. Additional information regarding the Adviser’s policies for calculating and reporting returns is available upon request.

13.	Staff Comment: In the “Redemptions In-Kind” section on page 29 of the Prospectus, please include a disclosure stating that securities received as the result of a redemption in-kind would be subject to market risk until sold.

Registrant’s Response: This comment has been complied with. The following disclosure has been added to the “Redemptions In-Kind” section of the Prospectus:

“Securities received as a result of a redemption in-kind will be subject to market risk until such securities are sold.”

14.	Staff Comment: In the “Redemptions In-Kind” section on page 29 of the Prospectus, please disclose whether any securities issued as the result of a redemption in-kind will be illiquid.

Ms. Allison White
July 15, 2015

Registrant’s Response: This comment has been complied with. The following disclosure has been added to the “Redemptions In-Kind” section of the Prospectus.

“In general, the Fund will try to liquidate any illiquid securities before issuing a redemption in-kind. However, the Fund may distribute illiquid securities as a result of a redemption in-kind.”

15.	Staff Comment: On page 30 of the Prospectus, we note that you state that the Fund may waive the redemption fee for shareholder accounts liquidated for failure to meet the minimum investment requirement. Please include a disclosure of any automatic redemption provisions in the Prospectus.

Registrant’s Response: The following disclosure has been added to page 33 the Prospectus to clarify the Fund’s policy regarding automatic redemptions for shareholder accounts that fail to meet the minimum investment requirement:

“Redemptions Based on Minimum Requirements

Due to the relatively high cost of handling small investments, the Fund reserves the right, upon 60 days’ written notice, to redeem, at NAV, the shares of any shareholder whose account in the Fund has a value of less than (i) $750,000 for Class I shareholders; (ii) $2,000 for Class II shareholders; or (iii) $3.75 million for Institutional Class shareholders, other than as a result of a decline in the NAV per share. This policy will not be implemented where the Fund has previously waived the minimum investment requirement for that shareholder. Before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares in the account is less than the minimum amount and will allow the shareholder 60 days to make an additional investment in an amount that will increase the value of the account to at least (i) $750,000 for Class I shareholders; (ii) $2,000 for Class II shareholders; or (iii) or $3.75 million for Institutional Class shareholders, before the redemption is processed. As a sale of your Fund shares, this redemption may have tax consequences.”

III. Statement of Additional Information

1.	Staff Comment: In the chart included on pages 1 and 2 of the SAI, there are some items marked as principal investment strategies that are not also included in the discussion of principal investment strategies in the Prospectus. Please revise so that the Prospectus and SAI are consistent.

Registrant’s Response: This comment has been complied with.

2.	Staff Comment: In the discussion of “Use of Segregated and other Special Accounts; Derivatives” on page 17 of the SAI, if the Fund writes off or sells credit default swaps, please confirm that the Fund will set aside the full notional amount.

Ms. Allison White
July 15, 2015

Registrant’s Response: The following disclosure has been added to the “Use of Segregated and other Special Accounts; Derivatives” section of the SAI:

“If the Fund holds any credit default swaps in its portfolio, the Fund expects to segregate assets equal to the full notional amount of each transaction.”

3.	Staff Comment: With regard to the Non-Fundamental Investment Restrictions discussed on page 21 of the SAI, please include a disclosure that the Fund will give shareholders 60 days’ notice of any change in the name of the Fund pursuant to Rule 35b-1.

Registrant’s Response: The following disclosure has been added to the last paragraph on page 14 of the Prospectus as well as to the “Non-Fundamental Restrictions Section” of the SAI:

“The Board of Trustees (the “Board”) may change the Fund’s name, investment objective or its principal investment strategy without a shareholder vote.”

* * * *

The Staff is kindly requested to address any comments on this filing to me at 303.892.7381.

Sincerely,

/s/ Peter H. Schwartz
Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP

Enclosure
Cc:	Jeremy O. May, President and Chairman of the Registrant
JoEllen Legg, Esq., Secretary of the Registrant
Robert Robertson, Esq., Dechert LLP
Joshua L. McCarthy, Esq., DDJ Capital Management, LLC

EXHIBIT A

ALPS Series Trust
1290 Broadway, Suite 1100
Denver, CO 80203

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Jeremy O. May
Jeremy O. May
President and Chairman of the Registrant